Exhibit 99.1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, expressed in Canadian dollars)

	March 31,	December 31,
($000s)	2015	2014

ASSETS
Current assets
Restricted cash	$21,907	$25,504
Accounts receivable (note 13)	111,474	110,118
Deposits and prepaid expenses	8,355	6,926
Current portion of commodity contract asset (note 13)	2,999	-
	144,735	142,548
Exploration and evaluation assets (note 3)	120,102	123,639
Property, plant and equipment (note 4)	1,999,911	1,947,298
Total assets	$2,264,748	$2,213,485

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$158,931	$154,094
Advances from joint venture partners	56,605	76,388
Current portion of finance lease obligation	1,591	1,574
Current portion of deferred lease inducements	340	340
Current portion of commodity contract liability (note 13)	1,269	-
	218,736	232,396

Long-term debt (note 5)	622,648	549,792
Finance lease obligation	9,671	10,063
Deferred lease inducements	2,642	2,727
Decommissioning liabilities	96,028	88,605
Deferred taxes (note 9)	77,807	81,585
Total liabilities	1,027,532	965,168

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 6)	1,000,071	1,000,041
Contributed surplus	45,859	44,302
Retained earnings	191,286	203,974
Total shareholders’ equity	1,237,216	1,248,317
Total liabilities and shareholders’ equity	$2,264,748	$2,213,485

COMMITMENTS (note 12)

See accompanying notes to the condensed consolidated financial statements.

1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s, except per share amounts)	2015	2014

REVENUES
Petroleum and natural gas sales	$88,460	$161,719
Other income	1,726	1,866
Royalties	(14,991)	(27,387)
Total revenue net of royalties	75,195	136,198

Realized gain (loss) on commodity contracts	2,182	(18,638)
Unrealized gain (loss) on commodity contracts	1,730	(23,676)
	79,107	93,884

EXPENSES
Production	34,219	25,629
Transportation	4,874	5,037
General and administrative	7,330	5,525
Share-based compensation (note 7)	374	2,509
Depletion and depreciation (note 4)	48,382	36,405
Gain on property dispositions and swaps (note 4)	(6,101)	(19,114)
	89,078	55,991

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(9,971)	37,893

Finance expenses (note 10)	6,495	4,157

NET PROFIT (LOSS) BEFORE TAXES	(16,466)	33,736

TAXES
Deferred tax (expense) recovery (note 9)	3,778	(8,569)

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(12,688)	$25,167

Net profit (loss) per share (note 11)
Basic	$(0.07)	$0.15
Diluted	$(0.07)	$0.14

See accompanying notes to the condensed consolidated financial statements.

2

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s)	2015	2014

SHAREHOLDERS’ CAPITAL (note 6)
Common shares (note 6)
Balance, beginning of year	$1,000,041	$824,065
Issued for cash on exercise of share options	23	3,251
Share issue costs adjustment, net of tax	-	32
Contributed surplus transferred on exercised options	7	725
Balance, end of period	1,000,071	828,073

CONTRIBUTED SURPLUS
Balance, beginning of year	44,302	38,958
Share-based compensation expense	1,678	1,428
Adjustment of share-based compensation expense for forfeitures of unvested share options	(114)	(82)
Transfer to share capital for exercised options	(7)	(725)
Balance, end of period	45,859	39,579

RETAINED EARNINGS
Balance, beginning of year	203,974	40,851
Net profit (loss)	(12,688)	25,167
Balance, end of period	191,286	66,018

TOTAL SHAREHOLDERS’ EQUITY	$1,237,216	$933,670

See accompanying notes to the condensed consolidated financial statements.

3

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s)	2015	2014

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net profit (loss)	$(12,688)	$25,167
Adjustments for:
Depletion and depreciation (note 4)	48,382	36,405
Finance expenses (note 10)	399	430
Share-based compensation (note 7)	374	2,509
Unrealized (gain) loss on commodity contracts (note 13)	(1,730)	23,676
Gain on property dispositions and swaps	(6,101)	(19,114)
Deferred tax expense (recovery) (note 9)	(3,778)	8,569
Decommissioning costs incurred	(703)	(64)
Change in non-cash working capital (note 8)	(1,602)	6,722
	22,553	84,300

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 6)	23	3,251
Issue costs on share capital (note 6)	-	34
Advances from loans and borrowings	1,010,324	485,800
Repayment of loans and borrowings	(937,468)	(437,774)
Obligations under finance lease	(375)	(356)
Deferred lease inducements	(85)	(71)
Change in non-cash working capital (note 8)	1,089	(190)
	73,508	50,694

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets (note 3)	(1,992)	(800)
Additions to property, plant and equipment	(81,207)	(155,102)
Proceeds on sale of property, plant and equipment	20	39
Change in non-cash working capital (note 8)	(12,882)	20,869
	(96,061)	(134,994)

Change in cash	-	-

Cash, beginning of period	-	-

Cash, end of period	$-	$-

Cash paid:
Interest	$5,588	$3,480
Taxes	-	-

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, publicly traded exploration and production oil and gas company.

Bellatrix was incorporated in Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on May 4, 2015. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s year ended December 31, 2014 audited consolidated financial statements, available at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the Company’s year ended December 31, 2014 audited consolidated financial statements, except as noted below.

b.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2014. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2014.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2013	$132,971
Acquisitions through business combinations	4,596
Additions	6,788
Transfer to oil and natural gas properties	(20,685)
Disposals (1)	(31)
Balance, December 31, 2014	123,639
Additions	1,992
Transfer to oil and natural gas properties	(5,529)
Balance, March 31, 2015	$120,102

(1) Disposals include swaps.

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4.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2013	$1,629,027	$11,585	$1,640,612
Acquisitions through business combinations	230,366	-	230,366
Additions	563,015	11,164	574,179
Transfer from exploration and evaluation assets	20,685	-	20,685
Joint venture wells	53,169	-	53,169
Transfers	(32,921)	-	(32,921)
Disposals (1)	(9,809)	-	(9,809)
Balance, December 31, 2014	2,453,532	22,749	2,476,281
Additions	88,252	1,154	89,406
Transfer from exploration and evaluation assets	5,529	-	5,529
Joint venture wells	6,147	-	6,147
Disposals (1)	(87)	-	(87)
Balance, March 31, 2015	$2,553,373	$23,903	$2,577,276

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2013	$344,962	$2,241	$347,203
Charge for time period	167,914	3,053	170,967
Impairment loss	10,813	-	10,813
Balance, December 31, 2014	523,689	5,294	528,983
Charge for time period	47,470	912	48,382
Balance, March 31, 2015	$571,159	$6,206	$577,365
(1) Disposals include swaps.
Carrying amounts
At December 31, 2014	$1,929,843	$17,455	$1,947,298
At March 31, 2015	$1,982,214	$17,697	$1,999,911

Bellatrix has included $1.19 billion (2014: $1.07 billion) for future development costs and excluded $83.3 million (2014: $69.9 million) for estimated salvage from the depletion calculation for the three months ended March 31, 2015. Facilities under construction associated capital of $79.2 million was excluded from the depletable base for the depletion calculation for the three months ended March 31, 2015.

In the three months ended March 31, 2015, a total net gain on dispositions of $6.1 million was recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during the three month period ending March 31, 2015. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest (“WI”) earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout WI allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributes 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earns 54% of Bellatrix’s WI in each well drilled until payout.

Under the Troika Joint Venture Agreement, Troika contributes 50% of the total capital costs required for each well under the Troika Joint Venture Agreement, and in return earns 35% of Bellatrix’s WI in each well until payout.

For the three months ended March 31, 2015, the Company capitalized $2.3 million (2014: $3.9 million) of general and administrative expenses and $0.5 million (2014: $1.0 million) of share-based compensation expense directly related to exploration and development activities.

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Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5.	LONG-TERM DEBT

As of March 31, 2015, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $650 million syndicated facility provided by nine financial institutions.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 3.75% (expanded to 4.75% in connection with recent amendments described below), depending on the type of borrowing and the Company’s senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 0.84375% (expanded to 1.06875% in connection with recent amendments described below) on the undrawn portion of the credit facilities, depending on the Company’s senior debt to EBITDA ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on May 30, 2017, unless extended for a further period of up to three years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before May 31, 2015.

The Company’s credit facilities contain market standard terms and conditions, and include, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value (discounted at 10%) attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Hedging transactions must not be done for speculative purposes, and the term of any hedging contract cannot exceed 3 years for commodity swaps, interest rate or exchange rate swaps. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the credit facilities or exceed a term of 3 years. The aggregate amount hedged under all exchange rate swaps cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For exchange rate swaps unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of Bellatrix’s US dollar revenue over the previous 3 months or exceed a term of 3 years.

7

Bellatrix’s credit facilities are subject to a number of covenants, all of which were met as at March 31, 2015. Bellatrix calculates its financial covenants quarterly. The calculation for each financial covenant is based on specific definitions which are not in accordance with IFRS and cannot be readily replicated by referring to Bellatrix’s condensed consolidated financial statements. As at March 31, 2015, the major financial covenants are:

Position at March 31, 2015
Total Debt(1) must not exceed 4.0 times EBITDA(2) for the last four fiscal quarters	2.79	x
Senior Debt(3) must not exceed 3.5 times EBITDA for the last four fiscal quarters	2.79	x
EBITDA must not be less than 3.5 times interest expense for the last four fiscal quarters	10.96	x

(1) “Total Debt” is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis.

(3) “Senior Debt” is defined as Total Debt, excluding any unsecured or subordinated debt. Bellatrix currently does not have any subordinated or unsecured debt.

In the absence of a material acquisition, Total Debt to EBITDA and Senior Debt to EBITDA covenants must not exceed 3.5 and 3.0 times EBITDA, respectively. In the event of a material acquisition, the Total Debt to EBITDA and Senior Debt to EBITDA covenants are relaxed for two fiscal quarters after the close of the acquisition. Due to material acquisitions in the quarter ended December 31, 2014, the Total Debt to EBITDA and Senior Debt to EBITDA covenants are temporarily increased until June 30, 2015 to not exceed 4.0 and 3.5 times, respectively.

Effective March 11, 2015, the Company’s banking syndicate agreed to amendments to certain of the financial covenants in response to the recent decline in commodity prices. The Total Debt to EBITDA and Senior Debt to EBITDA financial covenants have been revised such that they each must not exceed:

•	4.75 times for the fiscal quarters ending September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016; and

•	4.0 times for the fiscal quarters ending September 30, 2016, December 31, 2016 and March 31, 2017.

During the periods in which these revised financial covenants are in place, the additional automatic relaxation of the debt to EBITDA financial covenants following a material acquisition will not apply. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA covenant will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) and the maximum Total Debt to EBITDA covenant will return to 3.5 times (4.0 times for the two fiscal quarters immediately following a material acquisition).

The minimum EBITDA to interest expense ratio of 3.5 times remains unchanged.

As a corollary to these revised financial covenants, the applicable margin rate will range from 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio and the standby fee will range from 0.405% to 1.06875% on the undrawn portion of the credit facilities, depending on the Company’s Senior Debt to EBITDA ratio.

In the event that the Company is not able to comply with these covenants, as amended, the banking syndicate may not be willing to agree to a further amendment to the financial covenants and as a result the Company's access to capital could be restricted or repayment could be required.

As at March 31, 2015, the Company had outstanding letters of credit totaling $0.7 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at March 31, 2015, the Company had approximately $101.6 million or 14% of unused and available bank credit under its credit facilities.

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6.	SHAREHOLDER’S CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends declared by the Board of Directors; no dividends were declared by the Board of Directors during the three months ended March 31, 2015.

	2015		2014
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	191,950,576	$1,000,041	170,990,605	$824,065
Share issue costs adjustment, net of tax effect	-	-	-	32
Shares issued for cash on exercise of options	6,667	23	1,770,623	3,251
Contributed surplus transferred on exercised options	-	7	-	725
Balance, end of period	191,957,243	$1,000,071	172,761,228	$828,073

7.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three months ended March 31, 2015:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the three months ended March 31, 2015 (1)	$1,058	$(496)	$(152)	$(36)	$374
Liability balance, March 31, 2015	$-	$2,262	$415	$1,000	$3,677

(1) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.5 million. The recovery for restricted awards is net of adjustments for forfeitures of $0.1 million.

The following table provides a summary of the Company’s share-based compensation plans for the three months ended March 31, 2014:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the three months ended March 31, 2014 (1)	$813	$867	$583	$246	$2,509
Liability balance, March 31, 2014	$-	$4,912	$1,890	$850	$7,652

(1)	The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.5 million. The expense for restricted awards is net of capitalization of $0.3 million. The expense for performance awards is net of capitalization of $0.2 million.

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a.	Share Option Plan

During the three months ended March 31, 2015, Bellatrix granted 103,000 (2014: 228,000) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended March 31, 2015 and 2014, and the weighted average assumptions used in their determination are as noted below:

	2015	2014
Inputs:
Share price	$3.26	$8.55
Exercise price	$3.26	$8.55
Risk free interest rate (%)	0.6	1.2
Option life (years)	2.8	2.8
Option volatility (%)	51	45
Results:
Weighted average fair value of each share option granted	$1.09	$2.63

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2014: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for the three months ended March 31, 2015 was $3.23 (2014: $8.41).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2014	$6.30	10,913,337
Granted	$3.26	103,000
Exercised	$3.39	(6,667)
Forfeited	$6.70	(226,667)
Balance, March 31, 2015	$6.27	10,783,003

As of March 31, 2015, a total of 19,195,724 common shares were reserved for issuance on exercise of share options, leaving an additional 8,412,721 available for future share option grants.

Share Options Outstanding, March 31, 2015

	Outstanding			Exercisable
Exercise Price	At March 31, 2015	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	At March 31, 2015	Exercise Price
$ 3.07 - $ 3.81	1,556,669	$3.34	2.2	983,005	$3.38
$ 3.82 - $ 4.03	1,288,167	$3.89	0.3	1,221,499	$3.89
$ 4.04 - $ 5.22	1,249,501	$4.21	3.8	317,333	$4.63
$ 5.23 - $ 7.24	1,795,000	$5.68	1.7	1,533,654	$5.47
$ 7.25 - $ 7.87	946,666	$7.59	3.8	276,965	$7.59
$ 7.88 - $ 9.16	1,537,500	$8.08	3.8	507,654	$8.07
$ 9.17 - $10.04	2,409,500	$9.25	4.2	-	-
$ 3.07 - $10.04	10,783,003	$6.27	2.9	4,840,110	$4.98

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b.	Deferred Share Unit Plan

During the three months ended March 31, 2015, the Company granted 53,200 (2014: 14,115) Deferred Share Units (“DSUs”), and had 706,718 DSUs outstanding as at March 31, 2015 (2014: 547,021). A total of $2.3 million (December 31, 2014: $2.8 million) was included in accounts payable and accrued liabilities as at March 31, 2015 in relation to the DSUs.

c.	Incentive Plan

On August 7, 2013, the Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

During the three months ended March 31, 2015, the Company granted nil (2014: nil) RAs, settled nil (2014: nil) RAs, and had 754,051 RAs outstanding as at March 31, 2015 (2014: 490,300). A total of 13,000 RAs were forfeited during the three months ended March 31, 2015 (2014: 18,000). A total of $0.4 million (December 31, 2014: $0.6 million) was included in accounts payable and accrued liabilities as at March 31, 2015 in relation to the RAs.

During the three months ended March 31, 2015, the Company granted nil (2014: nil) PAs, and had 751,450 PAs outstanding as at March 31, 2015 (2014: 452,700). A total of nil PAs were forfeited during the three months ended March 31, 2015 (2014: 18,000). A total of $1.0 million (December 31, 2014: $1.1 million) was included in accounts payable and accrued liabilities as at March 31, 2015 in relation to the PAs.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended March 31,
($000s)	2015	2014
Changes in non-cash working capital items:
Restricted cash	$3,597	$18,405
Accounts receivable	(1,356)	(23,376)
Deposits and prepaid expenses	(1,429)	(4,498)
Accounts payable and accrued liabilities	5,576	55,212
Advances from joint venture partners	(19,783)	(18,342)
	$(13,395)	$27,401
Changes related to:
Operating activities	$(1,602)	$6,722
Financing activities	1,089	(190)
Investing activities	(12,882)	20,869
	$(13,395)	$27,401

9.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at March 31, 2015, Bellatrix had approximately $1.70 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $162.3 million that expire in years through 2030.

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10.	FINANCE INCOME AND EXPENSES

	Three months ended March 31,
($000s)	2015	2014
Interest on long-term debt	$6,096	$3,727
Accretion on decommissioning liabilities (non-cash)	399	430
Finance expense	$6,495	$4,157

11.	PER SHARE AMOUNTS

The calculation of profit (loss) per basic share for the three months ended March 31, 2015 was based on a net loss of $12.7 million (2014: net profit of $25.2 million).

Three months ended March 31,
	2015	2014
Basic common shares outstanding	191,957,243	172,761,228
Fully dilutive effect of:
Share options outstanding	10,783,003	9,472,505
Fully diluted common shares outstanding	202,740,246	182,233,733
Weighted average shares outstanding	191,953,095	171,626,707
Dilutive effect of share options (1)	-	2,695,223
Diluted weighted average shares outstanding	191,953,095	174,321,930

(1) For the three months ended March 31, 2015, a total of 10,783,003 (2014: 6,777,282) share options were excluded from the calculation as they were anti-dilutive.

12.	COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination.

As at March 31, 2015, Bellatrix committed to drill 8 gross (3.8 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $14.3 million.

In addition, Bellatrix entered into a joint operating agreement during the 2011 year which includes a minimum commitment for the Company to drill a specified number of wells each year over the term of the agreement. The details of the agreement are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011
Commitment Term	2011 to 2015
Minimum wells per year (gross and net)	3
Minimum total wells (gross and net)	15
Estimated total cost ($millions)	$56.3
Remaining wells to drill at March 31, 2015	3
Remaining estimated total cost ($millions)	$11.3

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

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During September 2014, the CNOR Joint Venture was formed with CNOR a non-operated oil and gas company managed by Grafton Asset Management Inc. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

Agreement	Grafton (2)	Daewoo and Devonian	Troika (3)
Commitment Term	2013 to 2016	2013 to 2016	2013 to 2015
Minimum total wells (gross) (1)	85	70	63
Minimum total wells (net) (1)	16.9	30.4	31.5
Estimated total cost ($millions) (gross) (1)	$305.0	$200.0	$240.0
Estimated total cost ($millions) (net) (1)	$55.0	$100.0	$120.0
Remaining wells to drill at March 31, 2015 (gross) (1)	37	22	6
Remaining wells to drill at March 31, 2015 (net) (1)	7.5	11	3
Remaining estimated total cost ($millions) (gross) (1)	$152.1	$88.9	$24.6
Remaining estimated total cost ($millions) (net) (1)	$30.5	$44.4	$12.3

(1)	Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2)	During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3)	The commitment term of the Troika Joint Venture has been extended to 2015 for the wells remaining to be drilled.

13.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

-	Credit risk
-	Liquidity risk
-	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

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b.	Credit Risk

As at March 31, 2015, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$64,194	$7,080	$71,274
Amounts due from government agencies	2,241	545	2,786
Revenue and other accruals	34,634	3,110	37,744
Less: Allowance for doubtful accounts	-	(330)	(330)
Total accounts receivable	$101,069	$10,405	$111,474

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at March 31, 2015 and specifically the balances greater than 90 days, a provision of $0.3 million was made.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

c.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to make reasonable efforts to sustain sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a revolving reserve-based credit facility, as outlined in note 5, which is reviewed semi-annually by the lender. The Company attempts to match its payment cycle with the collection of petroleum and natural gas revenues on the 25th of each month. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

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The following are the contractual maturities of liabilities as at March 31, 2015:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$158,931	$158,931	$-	$-	$-
Advances from joint venture partners	56,605	56,605	-	-	-
Long-term debt – principal (2)	622,648	-	622,648	-	-
Decommissioning liabilities (3)	96,028	-	735	3,772	91,521
Finance lease obligation	11,262	1,591	3,074	1,464	5,133
Deferred lease inducements	2,982	340	680	680	1,282
Total	$948,456	$217,467	$627,137	$5,916	$97,936

(1) Includes $0.8 million of accrued interest payable in relation to the credit facilities is included in accounts payable and accrued liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

(3) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2018 and 2065).

d.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

e.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also world economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

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As at March 31, 2015, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor		Price Ceiling		Index
Oil fixed	February 1, 2015 to Dec. 31, 2015	2,000 bbl/d	$70.27	CDN	$70.27	CDN	WTI
Oil fixed	February 1, 2015 to Dec. 31, 2015	1,000 bbl/d	$70.48	CDN	$70.48	CDN	WTI
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.50	CDN	$2.50	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.50	CDN	$2.50	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	2,500 GJ/d	$2.53	CDN	$2.53	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	15,000 GJ/d	$2.50	CDN	$2.50	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	5,000 GJ/d	$2.80	CDN	$2.80	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	20,000 GJ/d	$2.53	CDN	$2.53	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.54	CDN	$2.54	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.59	CDN	$2.59	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.59	CDN	$2.59	CDN	AECO
Natural gas fixed	April 1, 2015 to October 31, 2015	10,000 GJ/d	$2.58	CDN	$2.58	CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	20,000 GJ/d	$2.56	CDN	$2.56	CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	20,000 GJ/d	$2.58	CDN	$2.58	CDN	AECO
Natural gas fixed	March 1, 2015 to December 31, 2015	17,500 GJ/d	$2.56	CDN	$2.56	CDN	AECO

f.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, bank debt, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue convertible debentures, adjust its capital spending, and/or dispose of certain assets to manage current and projected debt levels.

The Company monitors capital based on the ratio of total net debt to annualized funds flow from operations (the “ratio”). This ratio is calculated as total net debt, defined as outstanding bank debt, plus the liability component of any outstanding convertible debentures, plus or minus working capital (excluding commodity contract assets and liabilities, the current portion of finance lease obligations and deferred lease inducements, and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. Bellatrix does not pay dividends.

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The Company’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Three months ended March 31,
($000s, except where noted)	2015		2014
Shareholders’ equity	1,237,216		933,670

Long-term debt	622,648		335,118
Adjusted working capital deficiency (2)	73,800		137,970
Total net debt (2) at period end	696,448		473,088

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	99,432		310,568
Total net debt (2) at period end	696,448		473,088
Total net debt to periods funds flow from operations ratio (annualized) (3)	7.0	x	1.5	x

Debt to funds flow from operations ratio (trailing) (1) (4)
Funds flow from operations (1) trailing (4)	217,969		229,091
Total net debt (2) at year end	696,448		473,088
Total net debt (2) to funds flow from operations ratio (trailing) (1) (4)	3.2	x	2.1	x

(1) Funds flow from operations is an additional GAAP term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs

(2) Total net debt is considered to be an additional GAAP measure. Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation and deferred lease inducements.

(3) For the three months ended March 31, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon first quarter funds flow from operations annualized.

(4) Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended March 31, 2015 and March 31, 2014.

g.	Fair Value

The Company’s financial instruments as at March 31, 2015 include restricted cash, accounts receivable, deposits and prepaid expenses, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at March 31, 2015 was $1.7 million (December 31, 2014: nil). The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

	March 31,	December 31,
($000s)	2015	2014
Commodity contract asset	$2,999	$-
Commodity contract liability	(1,269)	-
Net commodity contract asset	$1,730	$-

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The Company’s long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

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